Magjak Van Inc

Profit and Loss by Month
January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023
Income							
Total Income							
Cost of Goods Sold							
COGS-Services							
4400 Coach Salaries and Wages							
4490 Cost of Services - Other							
Total COGS-Services							
Total Cost of Goods Sold	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
GROSS PROFIT	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses							
5950 Meals & Entertainment							
Administrative & Management Payroll							
5150 Payroll Processing Fees							
5170 Employer Provided Benefits (Retirement, Other)							155.00
Total Administrative & Management Payroll							155.00
Advertising/Promotional							
5000 Social Media Advertising							
5010 Paid Search and SEO							
5020 Direct Mailers							
5040 Local Networking							
5090 Marketing Expenses - Other							
Total Advertising/Promotional							
Bank & Credit Card Fees							
5600 Credit Card Processing Fees							
5650 Bank Account Fees							-81.75
5690 Banking Fees - Other							
Total Bank & Credit Card Fees							-81.75
Building, Rent, Utilities & Maintenance							
5400 Base Rent							
5430 Gas and Electric							
5450 Phone Service							
5460 Internet Service							
5490 Building, Utilities & Maintenance - Other							
Total Building, Rent, Utilities & Maintenance							
Franchisor Fees							
5230 Coach Certification & Training							2,500.00
Total Franchisor Fees							2,500.00
Insurance							
5500 Required Business Insurance							
5590 Insurance - Other							
Total Insurance							

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023
Legal & Professional Fees							
5700 Legal							
5710 Accounting							
5720 Cleaning Services							
5790 Professional Fees - Other							4,995.00
Total Legal & Professional Fees							**4,995.00**
Office & Studio Expenses							
5810 Office Supplies							74.54
5840 Printing							
5860 Employee Uniforms/Apparel							
5890 Office and Studio Expenses - Other							
Total Office & Studio Expenses							**74.54**
Recruitment							
5955 Hiring and Recruitment Expenses							
Total Recruitment							
Software							
5300 Client Management & Payment Processing							
5310 Sales/ Lead-Follow Up CRM							
5390 Software - Other							
Total Software							
Travel							
5951 Travel - Conference and Training							
5952 Travel - Other							1,987.31
Total Travel							**1,987.31**
Total Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$9,630.10**
NET OPERATING INCOME	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ -9,630.10
Other Income							
Interest Earned							
Total Other Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Other Expenses							
Other Expense							
5956 Postage and Shipping							
Automobile							
5910 Automobile - Mileage Reimbursement							
Total Automobile							
Other Miscellaneous Expense							
5990 Misc. Expense							
Total Other Miscellaneous Expense							

Magjak Van Inc

Profit and Loss by Month
January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023
Regulatory Expenses							
5932 Licenses, Permits, and Registration							
Total Regulatory Expenses							
Total Other Expense							
Total Other Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
NET OTHER INCOME	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
NET INCOME	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ -9,630.10


Magjak Van Inc

Profit and Loss by Month

January - December 2023


	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
Income						
Total Income						**$0.00**
Cost of Goods Sold						
COGS-Services						$0.00
4400 Coach Salaries and Wages					4,440.00	$4,440.00
4490 Cost of Services - Other				149.34		$149.34
Total COGS-Services				149.34	4,440.00	**$4,589.34**
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**	**$149.34**	**$4,440.00**	**$4,589.34**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**	**$ -149.34**	**$ -4,440.00**	**$ -4,589.34**
Expenses						
5950 Meals & Entertainment		89.24	33.61	96.85	290.78	$510.48
Administrative & Management Payroll						$0.00
5150 Payroll Processing Fees					238.50	$238.50
5170 Employer Provided Benefits (Retirement, Other)	155.00	155.00	275.00	155.00	155.00	$1,050.00
Total Administrative & Management Payroll	**155.00**	**155.00**	**275.00**	**155.00**	**393.50**	**$1,288.50**
Advertising/Promotional						$0.00
5000 Social Media Advertising					1,228.28	$1,228.28
5010 Paid Search and SEO					445.00	$445.00
5020 Direct Mailers				673.57	5,873.90	$6,547.47
5040 Local Networking	0.00	325.00				$325.00
5090 Marketing Expenses - Other			502.79	258.93	2,533.74	$3,295.46
Total Advertising/Promotional	**0.00**	**325.00**	**502.79**	**932.50**	**10,080.92**	**$11,841.21**
Bank & Credit Card Fees						$0.00
5600 Credit Card Processing Fees					23.15	$23.15
5650 Bank Account Fees	-99.50	20.00		20.00		$ -141.25
5690 Banking Fees - Other	98.00	725.00	-400.00	30.00	0.18	$453.18
Total Bank & Credit Card Fees	**-1.50**	**745.00**	**-400.00**	**50.00**	**23.33**	**$335.08**
Building, Rent, Utilities & Maintenance						$0.00
5400 Base Rent				1,716.00	2,354.14	$4,070.14
5430 Gas and Electric					63.28	$63.28
5450 Phone Service			1,010.66	-10.00	460.28	$1,460.94
5460 Internet Service					229.18	$229.18
5490 Building, Utilities & Maintenance - Other				42.93		$42.93
Total Building, Rent, Utilities & Maintenance			**1,010.66**	**1,748.93**	**3,106.88**	**$5,866.47**
Franchisor Fees						$0.00
5230 Coach Certification & Training					435.00	$2,935.00
Total Franchisor Fees					**435.00**	**$2,935.00**
Insurance						$0.00
5500 Required Business Insurance			358.75	6,052.00		$6,410.75
5590 Insurance - Other			9.00			$9.00
Total Insurance			**367.75**	**6,052.00**		**$6,419.75**

Magjak Van Inc

Profit and Loss by Month

January - December 2023

	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
Legal & Professional Fees						$0.00
5700 Legal				3,675.00		$3,675.00
5710 Accounting		250.00	300.00			$550.00
5720 Cleaning Services					51.72	$51.72
5790 Professional Fees - Other						$4,995.00
Total Legal & Professional Fees		**250.00**	**300.00**	**3,675.00**	**51.72**	**$9,271.72**
Office & Studio Expenses						$0.00
5810 Office Supplies	74.10		359.57	191.27	128.15	$827.63
5840 Printing					591.84	$591.84
5860 Employee Uniforms/Apparel					172.49	$172.49
5890 Office and Studio Expenses - Other				1,321.43		$1,321.43
Total Office & Studio Expenses	**74.10**		**359.57**	**1,512.70**	**892.48**	**$2,913.39**
Recruitment						$0.00
5955 Hiring and Recruitment Expenses			896.92	21.11	282.76	$1,200.79
Total Recruitment			**896.92**	**21.11**	**282.76**	**$1,200.79**
Software						$0.00
5300 Client Management & Payment Processing				471.25	168.00	$639.25
5310 Sales/ Lead-Follow Up CRM					149.00	$149.00
5390 Software - Other		167.52	111.74	156.59	19.38	$455.23
Total Software		**167.52**	**111.74**	**627.84**	**336.38**	**$1,243.48**
Travel						$0.00
5951 Travel - Conference and Training				2,139.20	1,498.96	$3,638.16
5952 Travel - Other					42.12	$2,029.43
Total Travel				**2,139.20**	**1,541.08**	**$5,667.59**
Total Expenses	**$227.60**	**$1,731.76**	**$3,458.04**	**$17,011.13**	**$17,434.83**	**$49,493.46**
NET OPERATING INCOME	$ -227.60	$ -1,731.76	$ -3,458.04	$ -17,160.47	$ -21,874.83	$ -54,082.80
Other Income						
Interest Earned		192.90	843.70	844.51	609.35	$2,490.46
Total Other Income	**$0.00**	**$192.90**	**$843.70**	**$844.51**	**$609.35**	**$2,490.46**
Other Expenses						
Other Expense						$0.00
5956 Postage and Shipping				11.22		$11.22
Automobile						$0.00
5910 Automobile - Mileage Reimbursement					44.28	$44.28
Total Automobile					**44.28**	**$44.28**
Other Miscellaneous Expense						$0.00
5990 Misc. Expense					36.88	$36.88
Total Other Miscellaneous Expense					**36.88**	**$36.88**

Magjak Van Inc

Profit and Loss by Month

January - December 2023

	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
Regulatory Expenses						$0.00
5932 Licenses, Permits, and Registration		39.00	25.00			$64.00
Total Regulatory Expenses		**39.00**	**25.00**			**$64.00**
Total Other Expense		39.00	25.00	11.22	81.16	$156.38
Total Other Expenses	**$0.00**	**$39.00**	**$25.00**	**$11.22**	**$81.16**	**$156.38**
NET OTHER INCOME	$0.00	$153.90	$818.70	$833.29	$528.19	$2,334.08
NET INCOME	$ -227.60	$ -1,577.86	$ -2,639.34	$ -16,327.18	$ -21,346.64	$ -51,748.72

Magjak Van Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Huntington Main Checking xx0136	66,342.07
Huntington Savings xx1491	130,714.40
Total Bank Accounts	**$197,056.47**
Other Current Assets	
4470 Product Inventory (Including Procurement Costs--Shipping, Sales Tax)	482.33
Inventory	37.26
Total Other Current Assets	**$519.59**
Total Current Assets	**$197,576.06**
Fixed Assets	
1610 Exercise Equipment (Exerbotics, SciFit, etc.)	92,913.94
BioSpace Equipment	
Original cost	10,325.18
Total BioSpace Equipment	**10,325.18**
Total 1610 Exercise Equipment (Exerbotics, SciFit, etc.)	**103,239.12**
1620 Furniture, Fixtures and Other Equipment	8,669.49
1630 Other Equipment (Computers, Telephone, Software, etc.)	3,766.82
1640 Leasehold Improvements	42,686.35
1689 Accumulated Amortization---Capitalized Franchise Fees, Royalties	
5901 Franchise Fees/Royalties	49,500.00
5902 Training Franchise Fee	2,500.00
Total 1689 Accumulated Amortization---Capitalized Franchise Fees, Royalties	**52,000.00**
Total Fixed Assets	**$210,361.78**
TOTAL ASSETS	**$407,937.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
3767 484788 42008 Business Platinum Card® (1000) - 2	53,709.42
Total Credit Cards	**$53,709.42**
Other Current Liabilities	
2105 Payroll Tax Liability	-486.18
BioSpace Liability	6,463.32
Total Other Current Liabilities	**$5,977.14**
Total Current Liabilities	**$59,686.56**
Total Liabilities	**$59,686.56**

Magjak Van Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Partner's Equity	
3020 Partner Contributions	400,000.00
Total Partner's Equity	**400,000.00**
Retained Earnings	
Net Income	-51,748.72
Total Equity	**$348,251.28**
TOTAL LIABILITIES AND EQUITY	**$407,937.84**

Magjak Van Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-51,748.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
4470 Product Inventory (Including Procurement Costs--Shipping, Sales Tax)	-482.33
Inventory	-37.26
Accounts Payable (A/P)	0.00
3767 484788 42008 Business Platinum Card® (1000) - 2	53,709.42
2105 Payroll Tax Liability	-486.18
BioSpace Liability	6,463.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**59,166.97**
Net cash provided by operating activities	**$7,418.25**
INVESTING ACTIVITIES	
1610 Exercise Equipment (Exerbotics, SciFit, etc.)	-92,913.94
1620 Furniture, Fixtures and Other Equipment	-8,669.49
1630 Other Equipment (Computers, Telephone, Software, etc.)	-3,766.82
1640 Leasehold Improvements	-42,686.35
5901 Accumulated Amortization---Capitalized Franchise Fees, Royalties:Franchise Fees/Royalties	-49,500.00
5902 Accumulated Amortization---Capitalized Franchise Fees, Royalties:Training Franchise Fee	-2,500.00
Exercise Equipment (Exerbotics, SciFit, etc.):BioSpace Equipment:Original cost	-10,325.18
Net cash provided by investing activities	**$ -210,361.78**
FINANCING ACTIVITIES	
3020 Partner's Equity:Partner Contributions	400,000.00
Net cash provided by financing activities	**$400,000.00**
NET CASH INCREASE FOR PERIOD	**$197,056.47**
CASH AT END OF PERIOD	**$197,056.47**